	450 Lexington Avenue New York, NY 10017	Menlo Park Washington, D.C. London Paris Frankfurt Madrid Tokyo Beijing Hong Kong
212 450 4000 FAX 212 450 3800

Manuel Garciadiaz 212 450 6095 manuel.garciadiaz@dpw.com

February 4, 2008

Re:	Cosan Limited Registration Statement on Form F-4 File No. 333-147235

Ms. Anne Nguyen Parker
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Dear Ms. Parker:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated January 17, 2008 (the “Comment Letter”) regarding the above-referenced registration statement on Form F-4 of Cosan Limited (the “Company”) filed November 8, 2007, as amended by Amendment No. 1 dated November 28, 2007 and Amendment No. 2 dated December 28, 2007 (the “Registration Statement”). Together with this letter, the Company is filing via EDGAR for review by the Staff, Amendment No. 3 (“Amendment No. 3”) to the Registration Statement.

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Set forth below are the Company’s responses to the Staff’s comments numbered 1 through 5, as set forth in the Comment Letter.

Ms. Anne N. Parker	2	February 4, 2008

Taxation, page 175

Brazilian Tax Consequences, page 175

The Exchange Offer, page 175

1.
We note your disclosure that the exchange offer is subject to taxable gain would not adversely impact transactions carried out on Brazilian stock exchanges by shareholders registered in accordance with Brazilian law No. 2.689/01 because such transactions would be exempt from tax in Brazil, unless the shareholder is resident in a tax haven.  Please clarify how this would affect shareholders who participate in the exchange offer, including clarification regarding registration in accordance with Brazilian law No. 2,689/01.

The Company has revised the disclosure in response to the Staff’s comment.  Please see page 175 of Amendment No. 3.

Material U.S. Federal Income Tax Considerations, page 176

2.
We note that it is counsel’s opinion that a U.S. Holder who exchanges common shares of Cosan for your new common shares pursuant to the exchange offer “should” not recognize gain or loss. Counsel should describe why it cannot state that a U.S. Holder who participates in the exchange offer “will” not recognize gain or loss, and describe the degree of uncertainty.  In addition , please provide risk factor disclosure describing the risks to participants in the exchange offer.

Counsel has revised its opinion in response to the Staff’s comment. Please see pages 176 and 177 of Amendment No. 3.  In addition, risk factor disclosure describing the risks to participants has been added to the Registration Statement.  Please see page 19 of Amendment No. 3.

3.	We note that counsel cannot render an opinion regarding your PFIC status. Please provide risk factor disclosure describing the risks to participants in the exchange offer.

In response to the Staff’s comment, risk factor disclosure describing the risks to participants has been added to the Registration Statement.  Please see page 20 of Amendment No. 3.

Ms. Anne N. Parker	3	February 4, 2008

Exhibit 8.3

4.
We note that it is counsel’s opinion that the statements in the registration statement set forth under the specified headings, insofar as they purport to describe the provisions of the laws of Bermuda referred to therein, are accurate and correct.  Counsel must opine on the tax consequences, not the manner in which they are described in the prospectus.  Please obtain and file an opinion of counsel that opines, if true, that there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by you or by your shareholders (other than shareholders ordinarily resident in Bermuda) in respect of your shares.

Bermuda counsel has revised its opinion in response to the Staff’s comment.  Please see Exhibit 8.3 to Amendment No. 3.

In addition, such opinion should not reference solely the registrations statement dated November 8, 2007.

Bermuda counsel has revised its opinion in response to the Staff’s comment.  Please see Exhibit 8.3 to Amendment No. 3.

5.
Please delete the language “This opinion is addressed to you solely for your benefit and is neither to be transmitted to any other person, nor relied upon by any other person or for any other purpose nor quoted or referred to in any public document nor filed with any governmental agency or person, without our prior written consent.”  Investors and not just the company are entitled to rely on the legal opinion.

Bermuda counsel has revised its opinion in response to the Staff’s comment.  Please see Exhibit 8.3 to Amendment No. 3.

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We are grateful for your assistance in this matter. Please do not hesitate to call me at 212-450-6095 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Manuel Garciadiaz